CUSIP No.	23559-26	Page	1	of	16
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
AmerAlia, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
023559-26

(CUSIP Number)
Mark Jackson, Director
Sentient Executive GP I, on behalf of the General Partner
Of Sentient Global Resources Fund I, L.P.,
c/o Sentient Asset Management Canada Limited
1010 Sherbrooke Street West, Suite 1512
Montreal, Quebec H3A 2R7Canada
514-223-2578

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
(with copy to)
Gregory A. Smith, Esq.
Quinn & Brooks LLP
9800 Mt. Pyramid Ct., Suite 400
Englewood, CO 80112
303-298-8443
August 22, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23559-26	Page	2	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,031,265*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.5%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No.	23559-26	Page	3	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Trust No. 1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,031,265*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.5%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No.	23559-26	Page	4	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient USA Resources Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		185,031,265

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		185,031,265

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,031,265*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.5%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No.	23559-26	Page	5	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient USA Resources Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,903,042

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,903,042

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,903,042*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.9%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares that may be acquired by Sentient USA Resources Fund, LP. The percentage of class represented by the amount in Row 11 does not include any shares that may be acquired by Sentient USA Resources Fund, LP.

CUSIP No.	23559-26	Page	6	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,903,042*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.9%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares that may be acquired by Sentient USA Resources Fund, LP. . The percentage of class represented by the amount in Row 11 does not include any shares that may be acquired by Sentient USA Resources Fund, LP.

CUSIP No.	23559-26	Page	7	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Trust II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,903,042*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.9%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares that may be acquired by Sentient USA Resources Fund, LP. . The percentage of class represented by the amount in Row 11 does not include any shares that may be acquired by Sentient USA Resources Fund, LP.

CUSIP No.	23559-26	Page	8	of	16
Item 1. Security and Issuer
          This filing relates to the common stock (the “Common Stock”) of AmerAlia, Inc. (“Issuer”). The address of the Issuer’s principal office is 20971 East Smoky Hill Rd., Centennial, Colorado 80015.
Item 2. Identity and Background
          (a) – (c) This statement is being filed jointly by:
(i)	Sentient Global Resources Fund I L.P. (“Fund I”),

(ii)	Sentient Global Resources Trust No. 1 (“Trust I”),

(iii)	Sentient USA Resources Fund, L.P. (“Partnership I”),

(iv)	Sentient Global Resources Fund II, L.P. (“Fund II”),

(v)	Sentient Global Resources Trust II (“Trust II”), and

(vi)	Sentient USA Resources Fund II, L.P. (“Partnership II”),
(the foregoing, collectively the “Reporting Persons”).
Sentient Global Resources Fund I, L.P. (“Fund I”), is a Cayman Islands exempted limited partnership. Sentient Executive GP I, Limited, a company incorporated in the Cayman Islands is the general partner of Sentient GP I, L.P., a Cayman Islands exempted limited partnership, which is the General Partner of Fund I. The Directors of Sentient Executive GP I, Limited are: David Lloyd, Willy Lim, Mark Jackson, Peter Cassidy, and Ian Hume. Fund I’s address is: Third Floor, Harbour Centre, P.O. Box 10795APO, George Town, Grand Cayman, KY1-1108, Cayman Islands, B.W.I. Fund I’s principal activity is the making of investments.
Sentient Global Resources Trust No. 1 (“Trust I”), an Australian unit trust. The Trustee of Trust I is Sentient (Aust) Pty. Limited. The Directors of Sentient (Aust) Pty Limited are: Peter Cassidy and Ian Hume. Trust I’s address is Suite 2401, Level 24, Australia Square Tower, 264 George Street, Sydney NSW 2000, Australia . Trust I’s principal activity is the making of investments.
Sentient USA Resources Fund, L.P. (“Partnership I”) is a Delaware limited partnership. Its general partner is Sentient Executive MLP 1, Limited, an exempted company incorporated under the laws of the Cayman Islands. Peter Cassidy and Mark Jackson are the directors of the general partner. The general partner has a .001% Partnership interest in Partnership I. The limited partners are Trust I which owns an 18.0031% interest in Partnership I and Fund I which owns an 81.9959% interest in Partnership I. Partnership I’s (and the General Partner’s) address is c/o Sentient Executive MLP 1, Limited, Third Floor, Harbour Centre, P.O. Box 10795APO, George Town, Grand Cayman, KY1-1108, Cayman Islands, B.W.I. Partnership I’s principal activity is the making of investments.
Sentient Global Resources Fund II, L.P. (the “Fund II”), is a Cayman Islands exempted limited partnership. Sentient Executive GP II, Limited, a company incorporated in the Cayman Islands is the general partner of Sentient GP II, L.P., a Cayman Islands exempted limited partnership, which is the general partner of Fund II. The Directors of Sentient Executive GP II, Limited are: Peter Cassidy, Mark Jackson, and Q & H Directors, Ltd. Fund II’s address is: Third Floor, Harbour Centre, P.O. Box 10795APO, George Town, Grand Cayman, KY1-1108, Cayman Islands, B.W.I. The Fund’s principal activity is the making of investments.
Sentient Global Resources Trust II (“Trust II”), a trust formed under the laws of the Cayman Islands. The Trustee of Trust II is Q & H Corporate Services, Ltd. The Directors of Q & H Corporate Services, Ltd are: Charles Quin and Inderjit Singh. Trust II’s address is Third Floor, Harbour Centre, P.O. Box 1348, George Town, Grand Cayman, KY1-1108, Cayman Islands, B.W.I. Trust II’s principal activity is the making of investments.
Sentient USA Resources Fund II, L.P. (“Partnership II”) is a Delaware limited partnership. Its general partner is Sentient Executive MLP 1, Limited, an exempted company incorporated under the laws of the Cayman Islands.

CUSIP No.	23559-26	Page	9	of	16
Peter Cassidy and Mark Jackson are the directors of the general partner. The general partner has a .001% Partnership interest in Partnership II. The limited partners of Partnership II are Trust II which owns an 5.33328% interest in Partnership II and Fund II which owns an 94.66572% interest in Partnership II. Partnership II’s (and its general partner’s) address is c/o Sentient Executive MLP 1, Limited, Third Floor, Harbour Centre, P.O. Box 10795APO, George Town, Grand Cayman, KY1-1108, Cayman Islands, B.W.I. Partnership II’s principal activity is the making of investments.
Unless noted, the following information set forth below is true about Fund I and Fund II and is also true about the directors as well as the general partner of Fund I and Fund II and their respective general partners, the general partners of the general partners, and the directors of those general partners. Unless noted, the following information is also true about Trust I and Trust II their trustees and the directors of the trustees. Unless noted, the following information is true about Partnership I and Partnership II and their general partners and the officers of the general partners.
During the past 5 years, such person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
No shares of the Issuer are actually owned by (i) Partnership I, (ii) Fund I (iii) Trust I, (iv) Fund II, or (v) Trust II. Partnership I owns warrants and exchange rights, which if exercised, would permit Partnership I to acquire shares of the Issuer. The warrants and exchange rights were originally acquired by Fund I and Trust I in connection with loans made by Trust I and Fund I to the Issuer’s subsidiary. These loans are evidenced, in part, by the secured debentures (Exhibits C-F), which have been transferred to Partnership I together will all other interests owned by Trust I and Fund I that relate to the Issuer and its subsidiary. The funds used to make the loans evidenced by the debentures were internal funds of Trust I and Fund I, respectively, representing investments made by their respective investors available for investment. If Partnership I exercises any of the warrants or exchange rights it will use internal funds it will have for investments. Partnership I owns 53.5% of the capital stock of Natural Soda, Inc. (“NSI”) a second tier subsidiary of the Issuer the funds for which came from the investors in Fund I and Trust I and were used to purchase secured debentures that were converted/exchanged into the capital stock of NSI. NSI is the operating company that is partially owned (46.5%) by Natural Soda Holdings, Inc., the subsidiary of the Issuer.
The source of funds used by Partnership II to purchase the Common Shares and other interests pursuant to the transaction described in Item 4, below, were capital contributions from investors in Fund II and Trust II, respectively, which were contributed to Partnership II. The purchase price of all interests acquired from the Mars Trust (defined below) was $5,000,000, of which, $2,378,946 was allocated to the purchase of 7,929,820 shares of common stock of the Issuer ($0.30 per share). The funds used to acquire these shares (and to make the $350,000 loan to AmerAlia discussed below) were invested by investors in Fund II and Trust II respectively and were contributed by them to Partnership II.
Item 4. Purpose of Transaction
On July 13, 2007, Partnership II entered into a Purchase Agreement (Exhibit P) with Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (the “Mars Trust”) which closed effective August 22, 2007. As of the closing, Partnership II acquired (i) 7,929,820 shares of common stock of the Issuer (45.99%), (ii) Rights of the Mars Trust pursuant to the Addendum to the Third and Fourth Amended and Restated Guaranty Agreements dated to be effective as of March 19, 2004 (including the rights as pledge of $9,921,583 principal amount of Unsecured Subordinated Series C Debentures due February 19, 2008 issued by NSHI to the Issuer)(Exhibits Q, R, S and T), (iii) rights as holder of a promissory note dated March 20, 2004 from the Issuer in the amount of $469,628, and (iv) rights as the holder of several other promissory notes described in the Purchase Agreement.

CUSIP No.	23559-26	Page	10	of	16
Payments required under the debentures owned by Partnership I (and the unsecured debt purchased by Partnership II from the Mars Trust) have not been made when due and Partnership I and Partnership II have the right to declare a default thereunder. If Partnership I declares a default under the debentures, it has the right to take control of the Board of Directors of NSHI or to purchase shares so that it has control of NSHI. Once the defaults are cured, any directors appointed by Partnership I will be removed and any shares of NSHI purchased will be repurchased by NSHI at cost. These provisions are set forth in Section 3.01(d) of the Securityholder Agreement (Exhibit A). Partnership I reserves the right to declare a default under the debentures at any time, and to exercise these or any other remedies. The Reporting Persons disclaim any undertaking to advise if Partnership I elects not to declare a default, and any election not to exercise these or any other remedies.
     Further, substantially all of the assets of NSI and NSHI have been pledged as collateral for the debentures (and as collateral for additional Series A debentures issued by NSHI to the Issuer and NSI and pledged by them to third parties, including a pledge to the Mars Trust concerning bonding support it has provided and which is in the process of being replaced by bonding obtained by NSHI and/or NSI). If the indebtedness of NSHI is not restructured (discussed in Item 4(b) below) and the creditors, led by Partnership I, exercise their rights as secured creditors it is possible that the assets of NSHI and NSI would be sold with the proceeds used to discharge indebtedness of NSHI and NSI and only the surplus, if any, would be available to NSHI, NSI, and the Issuer, as appropriate. The Reporting Persons disclaim any undertaking to advise if Partnership I elects not to declare a default, and any election not to exercise these or any other remedies.
          (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.
          On August 24, 2007, Partnership II loaned the Issuer $350,000 to resolve claims with one of its creditors and to help pay legal and audit fees so that the Issuer may bring itself current in required filings with the Securities and Exchange Commission which have not been made when due. The loan will bear interest at six percent per annum and is payable on or before December 31, 2007. The note (“Note”, attached as Exhibit U) evidencing that loan is convertible by Partnership II into shares of the Issuer at $0.36 per share. If the note is converted , Partnership II would receive 972,222 shares of the Issuer’s common stock (ignoring any interest which is convertible at the same price per share).
          Partnership I and Partnership II are in discussions with the Issuer, NSHI, and NSI concerning recapitalizing the investments originally made by Trust I and Fund I (including the remaining debentures owned by Partnership I, all other interests of Partnership I and Partnership II in the Issuer, NSHI, and NSI, including interests purchased from the Mars Trust by Partnership II and the 53.5% of the common stock of NSI owned by Partnership I). Partnership I and Partnership II have discussed various alternatives for restructuring, including exchanging some or all of the securities they own for other securities of the Issuer, NSHI, and/or NSI and exchanging debt for equity. The Reporting Persons believe that it is unlikely that these discussions will lead to a definitive agreement unless the Issuer is current in its filings with the Securities and Exchange Commission, including filing all overdue reports.. There is no assurance that the discussions will result in any agreement and the Reporting Persons disclaim any obligation to disclose any failure to reach such an agreement.
          Partnership I and Partnership II may transfer interests in the Issuer and it subsidiaries so that they are owned by them in different proportions. There is no current plan by either Partnership I or Partnership II to transfer any interests in the Issuer and it subsidiaries to any third parties.
          (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.
          See Item 4(a) above. There is no assurance that the discussions concerning the reorganization and/or recapitalization of the Issuer and it subsidiaries will result in any agreement and the Reporting Persons disclaim any obligation to disclose any failure to reach such an agreement.
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.
          As of the date of this filing, NSHI has failed to make required payments of principal and interest on its Series A, B1 and C debentures. Partnership I is the largest secured creditor of NSHI and NSI and, as a result of acquiring various interests from the Mars Trust, Partnership II is the largest unsecured creditor of those entities. If

CUSIP No.	23559-26	Page	11	of	16
Partnership I, Partnership II, the Issuer, NSHI and NSI are unable to recapitalize NSHI (described in Item 4(b) above), the secured creditors, led by Partnership I, may exercise their rights in the collateral for the debentures, which collateral constitutes essentially all of the assets of NSHI and NSI. If that collateral is sold or transferred to the creditors, there may be no assets remaining for the other subordinated creditors of NSHI or for the Issuer. Partnership I reserves the right to declare a default under the debentures at any time, and to exercise these or any other remedies. The Reporting Persons disclaim any undertaking to advise if Partnership I elects not to declare a default, and any election not to exercise these or any other remedies.
          (d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.
          Although Partnership I has the right to appoint directors of NSHI and NSI, as of August 22, 2007, Partnership I had only appointed two directors of NSI, Mark Jackson and Peter Cassidy. Mark Jackson is a director of the general partners of Sentient GP I, L.P., and Sentient GP II, LP, the general partners of Fund I and Fund II, respectively, and Peter Cassidy is a director of the trustee of Trust I and the general partners of Sentient GP I, L.P. and Sentient GP II, L.P., the general partners of Fund I and Fund II, respectively. The Reporting Persons have suggested that the Issuer, NSHI and NSI retain the services of an additional management level employee for the operations and intend to suggest up to three persons to be nominated for election as directors of the Issuer, once the Issuer is current with its required filings with the Securities and Exchange Commission.
          Under certain circumstances Partnership I may declare a default under the NSHI debentures it acquired from Trust I and Fund I and may appoint 2/3rds of the Board of Directors of NSHI for the purpose of curing defaults under NSHI’s debentures. Partnership I reserves the right to declare a default under the debentures at any time, and to exercise this or any other remedy. The Reporting Persons disclaim any undertaking to advise if Partnership I elects not to declare a default, and any election not to exercise this or any other remedy.
          (e) Any material change in the present capitalization or dividend policy of the Issuer.
          None, except as described herein.
          (f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.
          None, except as described herein.
          (g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.
          None. The Issuer needs to call a shareholders meeting to approve the amendment of its articles of incorporation to permit sufficient shares of capital stock to be issued to satisfy the exchange rights of Partnership I and if needed so that any agreed-upon recapitalization may occur.
          (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
          None. The Issuer will need to be current in its filing obligations with the Securities Exchange Commission to facilitate any restructuring.
          (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
          None.
          (j) Any action similar to any of those enumerated above.
          None.

CUSIP No.	23559-26	Page	12	of	16
Item 5. Interest in Securities of the Issuer
The Reporting Persons have four different interests in securities of the Issuer:
Partnership II purchased 7,929,820 shares of the common stock of the Issuer from the Mars Trust effective August 22, 2007, at a purchase price of $0.30 per share or $2,378,946. These shares represent 45.99% of the Issuer’s issued and outstanding shares of common stock (based on the numbers from Issuer’s Form 10-KSB for December 31, 2006, and confirmed by the Issuer’s CFO mid-June 2007).
On August 24, 2007, Partnership II loaned the Issuer $350,000. The Note evidencing that loan (Exhibit U) is convertible by Partnership II into shares of the Issuer at $0.36 per share. If the note is converted , Partnership II would receive 972,222 shares of the issuer’s common stock (ignoring any interest which is convertible at the same price per share). If the conversion occurs as described, Partnership II would own a total of 8,903,042 shares of Issuer’s issued and outstanding shares of common stock, or 48.9% (ignoring any shares that may be acquired by Partnership I).
Partnership I has warrants to purchase 600,000 shares of common stock of the Issuer. The exercise price is $1.00 and the warrants expire on March 19, 2009. If exercised, Partnership I would acquire 600,000 shares of Issuer’s issued and outstanding shares of common stock or approximately 3.36% (ignoring any shares that may be acquired by Partnership I with its exchange rights and also ignoring any shares owned or that may be acquired by Partnership II).
Partnership I has the right to exchange the Series B1 Debentures and the shares of common stock of NSI that Partnership I owns, into shares of the Issuer’s common stock. The exact number of shares of Common Stock that may be acquired by Partnership I pursuant to the exchange rights depends on several factors, none of which can be determined until the exchange rights have been exercised. Those factors (which are described in detail in Section 3.15(b) of the Securityholder Agreement, Exhibit A) are: (i) the amount of unpaid principal and interest on Series B1 Debentures, (ii) the value of the shares of NSI owned by Partnership I (which itself is determined by determining the Adjusted EBITDA of NSI allocating to Partnership I the percentage of NSI’s Adjusted EBITDA based on Partnership I’s share ownership (i.e., 53.5%), and multiplying the result times 5, all as set forth in the Securityholder Agreement), and (iii) the Exchange Price (which is 85% of the average between the bid and the asked prices of the Common Stock of the Issuer during the 30 calendar days prior to exercise of the exchange rights) and the other terms and conditions of the exchange rights, conversion rights and warrant purchase rights. The numbers set forth in this filing are an estimate assuming that (i) the maximum amount of principal and interest that Partnership I could claim as of August 22, 2007 is the total amount payable as of the time the rights are exercised, (ii) The Adjusted EBITDA of NSI was estimated for the purposes of this calculation to be approximately $1,325,672 for the twelve months ended May 31, 2007, and (iii) using the closing price of the Issuer’s common stock on August 22, 2007, of $.30, instead of the average between the bid and the ask price of the shares of common stock of AmerAlia for the 30 days prior to the date of exchange to determine the Exchange Price (the stock of the Issuer does not trade on a regular basis and has traded as high as $.38 per share during the thirty-day period prior to August 22, 2007). The higher the trading price, the lower the number of shares that could be acquired by Partnership I pursuant to the exchange rights).
The effect of the foregoing is that Partnership I could acquire up to a maximum of 185,031,265 shares of common stock of the Issuer (a maximum of 91.5% of the Issuer’s common stock), assuming the warrants are exercised and the maximum amount of interest that could be claimed by Partnership I, with the exchange price equal 85% of $0.30 per share or $.26 per share).
Partnership II owns 7,929,820 shares and could acquire up to an additional 972,222 shares of the Issuer upon the conversion of the $350,000 promissory note referenced in Item 4(a) above (assuming that it is converted on its maturity date, and inclusive of all interest thereon) (a maximum of 48.9% of the Issuer after giving effect to the issuance of the conversion shares, but assuming that Partnership I does not acquire any shares).
If both Partnership I and Partnership II acquire the maximum number of shares (based on the foregoing assumptions and assuming that its authorized capital is amended as described in Item 4(g) above), collectively they would own 193,953,550 shares of the Issuer or 95.42 % of the Issuer’s issued and outstanding common stock.

CUSIP No.	23559-26	Page	13	of	16
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          None, except as described herein.
Item 7. Material to be Filed as Exhibits
(A)	Securityholder Agreement dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(B)	Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(C)	Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(D)	Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(E)	Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(F)	Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(G)	Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(H)	Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(I)	Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

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(J)	Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(K)	Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(L)	Contribution Agreement, dated May 23, 2007, by and between Sentient (Aust.) Pty. Limited acting on behalf of Sentient Global Resources Trust No. I and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(M)	Contribution Agreement, dated May 23, 2007, by and between Sentient Executive GP I, Limited on behalf of the general partner of Sentient Global Resources Fund I, L.P. and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(N)	Filing Agreement Dated June 4, 2007, Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, and Sentient USA Resources Fund, LP. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(O)	Agreement to Share Proceeds, dated March 19, 2007, by and among Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1 and Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(P)	Purchase Agreement entered into to be effective as of the 13th day of July, 2007 by and between Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, Jacqueline B. Mars individually, and Sentient USA Resources Fund II, L.P., a Delaware limited partnership.(Filed herewith).

(Q)	Third Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of December 17, 2001 and incorporated herein by this reference.

(R)	Fourth Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of March 29, 2002 and incorporated herein by this reference.

(S)	Addendum to the Third and Fourth Amended and Restated Guaranty Agreements — Exhibit 10.40 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(T)	Form of Unsecured Subordinated Series C Debenture Due February 19, 2008 filed as Exhibit 10.39 to AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(U)	Promissory Note, dated August 24, 2007, in the principal amount of $350,000, from AmerAlia, Inc. to Sentient USA Resources Fund II, L.P. (Filed herewith).

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(V)	Filing Agreement Dated August 22, 2007, Regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., and Sentient Global Resources Trust II. (Filed herewith).

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Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Global Resources Fund I, L.P.		Sentient Global Resources Trust No. 1
By: Sentient Executive GP I, Limited,		By: Sentient (Aust) Pty. Limited,
On Behalf of The General Partner		As Trustee

By:	/s/ Mark A. Jackson	By:	/s/ Peter Cassidy

	Mark A. Jackson, Director		Peter Cassidy, Director
Date: August 29, 2007		Date: August 29, 2007

Sentient USA Resources Fund, L.P.		Sentient USA Resources Fund II, L.P.
By: Sentient Executive MLP1, Limited,		By: Sentient Executive MLP1, Limited,
General Partner		General Partner

By:	/s/ Mark A. Jackson	By:	/s/ Mark A. Jackson

	Mark A. Jackson, Director		Mark A. Jackson, Director
Date: August 29, 2007		Date: August 29, 2007

Sentient Global Resources Fund II,		Sentient Global Resources Trust II
L.P. By: Sentient Executive GP I, Limited,		By: Q & H Corporate Services, Ltd.
On Behalf of The General Partner		As Trustee

By:	/s/ Mark A. Jackson	By:	/s/ Inderjit Singh

	Mark A. Jackson, Director		Inderjit Singh, Director
Date: August 29, 2007		Date: August 29, 2007